The Result of Ordinary General Meeing of Shareholders

Agenda 1: Approval of the 46th Fiscal Year Financial Statements

•	Total Assets (KRW): 84,455,407 million
•	Total Liabilities (KRW): 38,633,377 million
•	Paid-in Capital (KRW): 482,403 million
•	Total Shareholders’ Equity (KRW): 45,822,030 million
•	Sales (KRW): 61,864,650 million
•	Operating Profit (KRW): 2,996,134 million
•	Net Profit (KRW): 1,355,180 million
•	Net Profit per Share (KRW): 17,409
¡Û	Approval of Dividend Distribution
Details	2013

1 Annual Dividend per Share (KRW)	8,000
- Year-End Dividend (KRW)	6,000
- Interim Dividend (KRW)	2,000
2 Dividend Yield Ratio (%) (Annual Dividend per Share /Market
Price)	2.4

Agenda 2: Election of Directors

- 2-1: Election of Outside Directors

¡Û Number of Elected Outside Directors: 3 Directors
¡Û Elected Outside Directors

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with largest shareholders	Term

Recommended by

Kim, Il-Sup	July 1, 1946	(Present) President, Seoul School of Integrated Science and Technology Chairman, Deloitte Anjin Accounting Corporation Vice-Chairman, Samil PWC Accounting Corporation	None	None	3 Years

Director Candidate Recommendation Committee

Sunwoo, Young	July 22, 1955	(Present) Managing Partner, Rhi & Partners Chief Public Prosecutor, Seoul Eastern District Prosecutor’s Office Chief Public Prosecutor, Cheongju District Prosecutor’s Office	None	None	3 Years

Director Candidate Recommendation Committee

Ahn, Dong-Hyun	March 3, 1964
(Present) Professor, School of Economics,
Seoul National University
Outside Director, NH Bank
Head of Quant Strategy, Royal Bank of
Scotland
Associate Professor of Finance,
University of North Carolina,
Kenan-Flagler Business School
			None	Risk Management Committee member(non-standing), National Pension Service	3 Years

Director Candidate Recommendation Committee

• 2-2: Election of Audit Committee Members

¡Û Number of Audit Committee Members to be Elected: 2 Directors
¡Û Elected Audit Committee Members

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with largest shareholders	Term

Recommended by

Kim, Il-Sup	July 1, 1946	(Present) President, Seoul School of Integrated Science and Technology Chairman, Deloitte Anjin Accounting Corporation, Vice-Chairman, Samil PWC Accounting Corporation	None	None	3 Years

Director Candidate Recommendation Committee

Sunwoo, Young	July 22, 1955	(Present) Managing Partner, Rhi & Partners Chief Public Prosecutor, Seoul Eastern District Prosecutor’s Office Chief Public Prosecutor, Cheongju District Prosecutor’s Office	None	None	3 Years

Director Candidate Recommendation Committee

• 2-3: Election of Inside Directors

¡Û Number of Elected Inside Director: 4 Directors
¡Û Elected Inside Directors

			Transactions with	Relationships
			POSCO	with
			over the last	largest
Name	Date of Birth	Major Experience	three years	shareholders	Term
Recommended by
Kwon, Oh-Joon * CEO	July 6, 1950	(Present) President & CTO, POSCO Senior Executive Vice President, POSCO CEO, RIST (Research Institute of Industrial Science and Technology)	None	None	3 Years

Board of Directors

Kim, Jin-Il	February 1, 1953	(Present) CEO, POSCO CHEMTECH Senior Executive Vice President and Inside Director, POSCO Executive Vice President, POSCO	None	None	1 Year

Board of Directors

Lee, Young-Hoon	August 19, 1959	(Present) Senior Executive Vice President and Inside Director, POSCO E&C Executive Vice President, POSCO Senior Vice President, POSCO	None	None	1 Year

Board of Directors

Yoon, Dong-Jun	October 16, 1958	(Present) Executive Vice President, POSCO Senior Executive Vice President and Inside Director, POSCO E&C Senior Vice President, POSCO	None	None	2 Years

Board of Directors

Agenda 3: Approval of Limits of Total Remuneration for Directors

¡Û The Limit of the Total Remuneration in the 47th fiscal year: KRW 7.0 billion
¡Û The Limit of the Total Remuneration in the 46th fiscal year: KRW 7.0 billion